Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Autocallable Market-Linked Notes Based on the Citi Dynamic Asset Selector 5 Excess Return Index Due March 4, 2024

Overview

The Autocallable Market-Linked Notes Based on the Citi Dynamic Asset Selector 5 Excess Return Index are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for automatic early redemption at a premium on a periodic basis on the terms described below if the closing level of the Citi Dynamic Asset Selector 5 Excess Return Index (the “Index”) on any valuation date prior to the final valuation date exceeds the applicable premium threshold level. The premium threshold level increases over the term of the notes. If the notes are not automatically redeemed prior to maturity, then the notes will not be redeemed at a premium but offer the potential for a positive return at maturity based on the performance of the Index from the initial index level to the final index level.

If, on any valuation date prior to the final valuation date, the closing level of the Index is greater than or equal to the applicable premium threshold level, the notes will be automatically redeemed. If the notes are not automatically redeemed prior to maturity and the Index appreciates from the initial index level to the final index level, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate specified below. However, if the notes are not automatically redeemed prior to maturity and the Index remains the same or depreciates, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The notes are designed for investors who are willing to forgo interest on the notes and accept the risk of not receiving any return on the notes in exchange for the possibility of automatic early redemption at a premium or, if the notes are not automatically redeemed, a positive return at maturity, based in each case on the performance of the Index. Investors should understand that there is no guarantee that they will receive a positive return on their investment in the notes and that even if they do receive a positive return, there is no assurance that their total return at maturity on the notes will compensate them for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

In order to obtain the exposure to the Index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Index:	Citi Dynamic Asset Selector 5 Excess Return Index (ticker symbol “CIISDA5N”)
Pricing date:	February 28, 2019
Valuation dates:	February 28, 2020, March 1, 2021, February 28, 2022, February 28, 2023 and February 28, 2024 (the “final valuation date”)
Maturity date:	March 4, 2024
Payment at maturity:

If the notes have not previously been redeemed, for each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive

If the final index level depreciates from the initial index level, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The notes are unsecured debt securities. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Note return amount:

If the final index level is greater than the initial index level:
$1,000 × the index return × the upside participation rate

If the final index level is less than or equal to the initial index level:
$0

Upside participation rate:	200%
CUSIP / ISIN:	17326YXQ4 / US17326YXQ42

Initial index level:	The closing level of the Index on the pricing date
Final index level:	The closing level of the Index on the final valuation date
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
Automatic Early Redemption

Premium:

If, on any valuation date prior to the final valuation date, the closing level of the Index is greater than or equal to the applicable premium threshold level, the notes will be automatically redeemed for the $1,000 stated principal amount plus the applicable premium. The premium applicable to each of the valuation date prior to the final valuation date is set out below.

•	February 28, 2020:	9.00% of the stated principal amount
•	March 1, 2021:	18.00% of the stated principal amount
•	February 28, 2022:	27.00% of the stated principal amount
•	February 28, 2023:	36.00% of the stated principal amount

Premium Threshold Level:

The premium threshold level applicable to each valuation date increases over the term of the notes:

•	February 28, 2020:	101.75% of the initial index level
•	March 1, 2021:	103.50% of the initial index level
•	February 28, 2022:	105.25% of the initial index level
•	February 28, 2023:	107.00% of the initial index level

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 1, 2019

Hypothetical Payment Upon Automatic Early Redemption

The following table illustrates how the amount payable per note will be calculated if the closing level of the Index is greater than or equal to the applicable premium threshold level on any valuation date prior to the final valuation date.

If the closing level of the Index on the following valuation date…	… is greater than or equal to the following premium threshold level …	. . . then you will receive the following payment per note upon automatic early redemption:
February 28, 2020	101.75% of the initial index level	$1,000 + applicable premium = $1,000 + $90.00 = $1,090.00
March 1, 2021	103.50% of the initial index level	$1,000 + applicable premium = $1,000 + $180.00 = $1,180.00
February 22, 2022	105.25% of the initial index level	$1,000 + applicable premium = $1,000 + $270.00 = $1,270.00
February 28, 2023	107.00% of the initial index level	$1,000 + applicable premium = $1,000 + $360.00 = $1,360.00

If the closing level of the Index is not greater than or equal to the applicable premium threshold level on any valuation date prior to the final valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity Diagram

■ The Notes	■ The Index
Hypothetical Index Return	Hypothetical Note Return at Maturity	Hypothetical Payment at Maturity per Note
40.00%	80.00%	$1,800.00
30.00%	60.00%	$1,600.00
20.00%	40.00%	$1,400.00
10.00%	20.00%	$1,200.00
5.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Key Features of the Index
•	Created by Citigroup Global Markets Limited and launched on June 13, 2016.

•	Tracks the hypothetical performance of a rules-based investment methodology that, on each Index Business Day, seeks to identify current U.S. equity market conditions as falling within one of four possible “Market Regimes” based on trend and volatility Signals. Depending on the identified Market Regime, Index exposure is allocated to one of three possible hypothetical investment “Portfolios”, each consisting of varying degrees of exposure to the following two “Constituents”:

Constituent	Underlying Futures Contract	Reference Asset
S&P 500 Futures Excess Return Index (“U.S. Equity Futures Constituent”)	E-mini S&P 500 Futures	S&P 500 Index
S&P 10-Year U.S. Treasury Note Futures Excess Return Index (“U.S. Treasury Futures Constituent”)	10-Year U.S. Treasury Note Futures	10-Year U.S. Treasury Notes

•	Each Constituent tracks a hypothetical investment, rolled quarterly, in the nearest-to-expiration futures contract on the Reference Asset indicated in the table above.

•	The Index relies on backward-looking trend and volatility Signals to determine which Market Regime is currently in effect and, in turn, which Portfolio to track until there is a change in the Market Regime (the Portfolio tracked at any time referred to as the “Selected Portfolio”).

•	On each Index Business Day, the Index calculates:

o	Trend Signal: The trend of the performance of the U.S. Equity Futures Constituent over a look-back period of 21 Index Business Days (approximately one month), measured by a linear regression methodology. The Trend Signal will be either “upward” or “downward”.

o	Volatility Signal: The realized volatility of the U.S. Equity Futures Constituent over a look-back period of 63 Index Business Days (approximately three months).

•	The following table indicates the Market Regime that will be identified for each possible combination of Signals and, for each Market Regime, the corresponding Portfolio that will be selected as the Selected Portfolio to be tracked until the next change in Market Regime.

Signals	Market Regime	Selected Portfolio
➢ Trend Signal: Upward ➢ Volatility Signal: ≤ 15%	Stable-Trending Up	Equity-Focused Portfolio ➢ U.S. Equity Futures Constituent: 66.66% ➢ U.S. Treasury Futures Constituent: 33.33%
➢ Trend Signal: Upward ➢ Volatility Signal: > 15%	Unstable-Trending Up	Intermediate Portfolio ➢ U.S. Equity Futures Constituent: 33.33% ➢ U.S. Treasury Futures Constituent: 66.66%
➢ Trend Signal: Downward ➢ Volatility Signal: ≤ 15%	Stable-Trending Down
➢ Trend Signal: Downward ➢ Volatility Signal: > 15%	Unstable-Trending Down	Treasury Portfolio ➢ U.S. Equity Futures Constituent: 0.00% ➢ U.S. Treasury Futures Constituent: 100.00%

•	If the Trend Signal fails to meet a test of statistical significance, then a change in Market Regime will not occur and the Selected Portfolio will not change, even if the Signals otherwise call for a change.

•	Index fee of 0.85% per annum is deducted daily from Index performance.

“Volatility target” feature may reduce Index exposure to Selected Portfolio if and as necessary to maintain a 21-day realized volatility ≤ 5%. If the Index exposure to the Selected Portfolio is less than 100%, the difference will be hypothetically allocated to cash (accruing no interest).

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com
Selected Risk Considerations
•	You may not receive any return on your investment in the notes. If the closing level of the Index is not greater than or equal to the applicable premium threshold level on any valuation date prior to the final valuation date, then the notes will not be automatically redeemed at a premium. In that event, you will receive a positive return on your investment in the notes only if the Index appreciates from the initial index level to the final index level. If the final index level is equal to or less than the initial index level, you will receive only the stated principal amount for each note you hold at maturity.

•	The notes do not pay interest.

•	Your potential return on the notes in connection with an automatic early redemption is limited.

•	The term of the notes may be as short as one year.

•	The premium threshold level increases over the term of the notes, decreasing the likelihood of automatic redemption at a premium as each year passes without redemption.

•	Your return on the notes depends on the closing level of the Index on only the valuation dates.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•	Sale of the notes prior to maturity may result in a loss of principal.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The Index is a trend-following index and is subject to the limitations inherent in all trend-following methodologies, including the fact that past performance is no guarantee of future performance. Furthermore, the Index’s trend-following methodology may be unsuccessful even if past trends do prove to be indicative of future performance, because the Trend Signal may not accurately capture the trend or the Index may not change its Selected Portfolio quickly enough in response to changes in the Market Regime.

•	Each Constituent is a futures-based index and is therefore expected to reflect the implicit cost of a financed position in its Reference Asset. This implicit financing cost will adversely affect the level of each Constituent and cause each Constituent to underperform its Reference Asset. Any increase in market interest rates will be expected to increase this implicit financing cost and will further adversely affect the performance of the Constituents and, therefore, the performance of the Index.

•	The Index rules limit the exposure the Index may have to the U.S. Equity Futures Constituent and, as a result, the Index is likely to significantly underperform equities in rising equity markets.

•	The Index will have significant exposure to the U.S. Treasury Futures Constituent, which has limited return potential and significant downside potential, particularly in times of rising interest rates.

•	The volatility-targeting feature significantly reduces the potential for Index gains. At any time when the Index has less than 100% exposure to the Selected Portfolio, the Index will participate in only a limited degree of the performance of the Selected Portfolio.

•	The Index’s allocation methodology may not be successful if the U.S. Equity Futures Constituent and the U.S. Treasury Futures Constituent decline at the same time.

•	The Index may fail to maintain its volatility target. Because there is a time lag inherent in the Index’s volatility targeting feature, the Index may retain significant exposure to the U.S. Equity Futures Constituent long after a period of heightened volatility has begun, which may result in significant Index declines.

•	The performance of the Index will be reduced by an index fee.

•	The Index was launched on June 13, 2016 and, therefore, has a limited performance history.

•	The Index follows fixed rules and will not be actively managed.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and index supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433